MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2005 and related notes thereto. All figures are in United States dollars unless otherwise noted. The effective date of this MD&A is November 8, 2005. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1. Overview

Northern Orion is a mid-tier copper and gold producer engaged in exploration, development, and mining of base and precious metals. The Company’s primary mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.

2. 2005 Third Quarter Highlights

Northern Orion recorded net earnings of $12,871,000 or $0.09 per share for the three months ended September 30, 2005 (“Q3 2005”) compared to net earnings of $5,721,000 or $0.05 per share for the same period in 2004 (“Q3 2004”):

•
The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) at Alumbrera was $18,318,000 ($0.12 per share) for the quarter, compared to $13,859,000 ($0.13 per share) for the third quarter of 2004.

•	Equity in earnings from Alumbrera was $11,304,000 ($0.08 per share) in Q3 2005, compared to $7,972,000 ($0.07 per share) for Q3 2004.

•
Average realized copper price was $1.85 per pound and average realized gold price was $452 per ounce in Q3 2005. The Company’s share of Alumbrera sales during the quarter was 12,856,000 pounds of copper and 16,072 ounces of gold. For the comparative period in 2004, the average realized prices for copper and gold were $1.38 per pound and $405 per ounce respectively, and the Company’s share of Alumbrera sales was 11,638,000 pounds of copper and 18,062 ounces of gold.

•	During the quarter, the Company realized a foreign exchange gain of $2,261,000 by converting a portion of its cash held in Canadian dollars (Cdn.$74 million) into U.S dollars.

•	At September 30, 2005, the Company had a cash position (including temporary investments) of $140,774,000.

3. Results of Operations for the three and nine months ended September 30, 2005

The Company recorded net earnings of $25,433,000 or $0.18 per share for the nine months ended September 30, 2005 compared with net earnings of $17,706,000 or $0.16 per share for the same period in 2004. The following table sets forth selected consolidated financial information for the three and nine months ended September 30, 2005 and 2004 (in thousands of U.S. dollars, except per share amounts):
Table 1

The following table sets forth selected results of operations for the last eight quarters ended September 30, 2005 (in thousands of U.S. dollars, except per share amounts):

Table 2

3.1 Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three and nine months ended September 30, 2005 and 2004:

Table 3
(1) These are non-GAAP measures as described in Section 3.3.

Compared to the budgeted mine plan, ore mined and milled during the third quarter was below budget due to power outages caused by unusually inclement weather. Consequently, copper and gold production in the third quarter was also below budget. For the year-to-date, ore mined and milled was slightly below the budgeted mine plan due to the inclement weather in Q3 and due to some of the mine fleet being diverted to the planned construction of a tailings embankment in Q2. However, copper and gold production was near budget primarily as a result of higher grades of copper and gold mined (see chart under Section 4.2 of this report).

Compared to the same period in 2004, tonnes of ore mined and milled at Alumbrera were 14% and 4% lower, respectively, in the third quarter of 2005, but were 4% and 3% higher, respectively, in the first nine months of 2005. Inclement weather caused the lower output in Q3 of 2005. Production of copper in Q3 and the nine months of 2005 was slightly higher than that of the same periods in 2004. However, gold grades, production and sales for the three and nine months of 2005 were considerably lower compared to the same periods in 2004 as a result of lower grade material being mined and processed. This has a negative impact on the calculation of cash costs per pound of copper, net of gold credits, in 2005, as discussed under Section 3.3.

The average realized prices of copper and gold in Q3 2005 were $1.85 per pound and $452 per ounce, respectively, compared to $1.38 and $405, respectively, in Q3 2004. For the first nine months of 2005, the average realized prices of copper and gold were $1.70 per pound and $430 per ounce, respectively, compared to $1.31 and $404, respectively, for the same period in 2004.

3.2 Recent Developments at Alumbrera

In June 2005, the Company was advised by Mineral Alumbrera Ltd. that Mineral Reserves at Alumbrera had been increased by more than 10%, and that US$15.5 million (Northern Orion share - US$1.9 million) would be spent on an expansion of the concentrator at the mine. The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 375 million pounds of contained copper (Northern Orion share - 46.9 million pounds) and 500,000 ounces of gold (Northern Orion share - 62,500 ounces) over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004. The mine plan has been re-optimized based on a new geological model with this additional mineralization. Alumbrera plans to continue with in-pit resource definition in hopes of adding further Mineral Reserves.

As a consequence of the announced increase, current Mineral Reserves and Resources are (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*
Proved	370 Mt @0.47%Cu & 0.52 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	390 Mt @0.47%Cu & 0.51 gpt Au

Mineral Resources*
Measured	390 Mt @0.47%Cu & 0.51 gpt Au
Indicated	28 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.47%Cu & 0.50 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited. Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

3.3 Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow. In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera. This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities. The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash cost increased to $0.12 per pound of copper in Q3 2005 from $0.04 per pound in Q3 2004. Similar increases were experienced for the nine months of 2005 compared to the same period in 2004. Lower gold production and sales, higher fuel prices, increased treatment charges and price participation, increased sea freight rates and increased royalties (as a result of higher copper prices) have all contributed to a higher cash cost in 2005.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:
Table 4

3.4 Agua Rica

The Company is currently undertaking initial engineering on the development of a mine and processing facility at Agua Rica, with production planned to commence in 2009. In late 2004, the Company commissioned Hatch Ltd. to prepare a feasibility study suitable for financing. This study is expected to be completed in mid 2006. Part of this effort includes a re-estimation of the Agua Rica resources using the full 176-hole database previously developed by BHP. The results of the re-estimation, completed on March 24, 2005 and available on SEDAR at www.sedar.com, showed a significantly expanded resource. The Company is currently completing additional field work to support the feasibility study. The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

In the third quarter of 2005, the Company spent $7,649,000 on advancing the feasibility study. In the nine months ended September 30, 2005, $11,103,000 was spent on the feasibility study.

3.5 Corporate

With the exception of financing costs, foreign exchange, and interest income, amounts incurred by the Company for all other corporate expenses during the third quarter of 2005 were comparable to the same period in 2004.

Financing costs of $284,000 were recorded in Q3 2005 compared to $115,000 in Q3 2004. For the nine months of 2005 and 2004, the financing costs were $853,000 and $313,000 respectively. These costs represent the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility acquired in March 2004. The amount amortized is higher in 2005 because the Company has accelerated its payback of the loan principal, resulting in a reduced amortization period for the financing costs.

The Company raised Cdn.$125,012,500 (U.S.$101,637,000) from its short form prospectus offering of the Company’s shares in February 2005, as described below. During the third quarter of 2005, the Company converted approximately Cdn.$74 million into U.S dollars and realized a foreign exchange gain of $2,261,000. The general drop in the U.S. dollar compared to the Canadian dollar this year has resulted in foreign exchange gains (realized and unrealized) of $2,219,000 in Q3 2005 and $2,731,000 for the nine months of 2005.

Interest income increased from $88,000 in Q3 2004 to $904,000 in Q3 2005 due to the Company’s increased cash balances from the short form prospectus offering. At September 30, 2005, $592,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

4. Liquidity and Capital Resources

At September 30, 2005, the Company had working capital of $132,322,000 (December 31, 2004 - $21,168,000) and cash, cash equivalents and temporary investments of $140,774,000 (December 31, 2004 - $45,689,000). During the nine months ended September 30, 2005, the increase in the cash balances was provided mostly by proceeds from the short form prospectus offering of the Company’s shares as described below, and by cash distributions of $24,714,000 from the Company’s 12.5%-owned Alumbrera mine. During the nine months ended September 30, 2005, the Company repaid its $9 million loan to BHP Billiton and made principal repayments of $11.5 million on its HVB loan. At September 30, 2005, the Company’s long-term debt was $6,040,000 (all current), compared to $26,440,000 at December 31, 2004.

4.1 Share capital

There were no share issuances during the quarter ended September 30, 2005.

On February 17, 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn.$3.65 per unit for gross proceeds of Cdn.$125,012,500 (U.S.$101,637,000). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of Cdn.$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange.

In the first quarter of 2005, 1,812,500 share purchase warrants and 50,000 stock options were exercised at weighted average prices of Cdn.$1.33 and Cdn.$1.30 respectively, giving gross proceeds of $2,016,000, and 200,000 stock options were exercised as share appreciation rights.

At November 8, 2005, the Company had 148,476,482 common shares outstanding and the following share purchase warrants outstanding:

Table 5
Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,466,415 (1)	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 (2)	6.00	February 17, 2010
57,591,415

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT
(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

During the third quarter of 2005, the Company granted 300,000 stock options with an exercise price of Cdn.$3.25 per share, expiring on September 26, 2012. This gave rise to a stock-based compensation charge of $254,000 during the third quarter of 2005. At November 8, 2005, the Company had 11,687,500 stock options outstanding. These options are exercisable at prices ranging from Cdn.$1.30 to Cdn.$3.25 per share and expire mostly between 2010 and 2012.

4.2 Outlook

The Company anticipates copper and gold prices to remain strong for the balance of 2005 and through 2006. For the remainder of 2005, the mine plan at Alumbrera calls for the mining of higher grade zones as compared to the third quarter of 2005. The following graphs show the estimated grades and recoveries for copper and gold for 2005:

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next ten years, which, along with the February 2005 short-form prospectus offering for Cdn.$125,012,500 (U.S.$101,637,000), will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production. However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects. If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation, in Agua Rica in order to bring it into production. If required, the Company may obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica. Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3 Contractual Obligations

The following table summarizes the Company’s contractual obligations as at September 30, 2005:

(in thousands of U.S. dollars)		Less than		More than
	Total	1 year	1-5 years	5 years
Long-term debt	$6,040	$6,040	$-	$-
Asset retirement obligations	447	-	-	447
Royalty and net proceeds interest	12,856	-	-	12,856
	$19,343	$6,040	$-	$13,303

In January 2005, the Company entered into a financial advisory services agreement with Endeavour Financial International Corporation (“Endeavour”) pursuant to which Endeavour will act as the Company’s financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company’s Agua Rica Project. Endeavour will be paid a monthly retainer of $15,000 as well as fees based on certain milestones and a success fee based on transaction value. This agreement has a minimum term of 12 months and can be terminated thereafter on 30 days notice.

5. Related Party Transactions

The Company’s Canadian executive officers and employees are engaged under contract with those officers’ personal services companies. The Company paid $613,000 for management fees and expenses to private companies controlled by officers and directors of the Company in the first nine months of 2005, compared to $554,000 in the same period in 2004. All related party transactions were recorded at the amounts agreed upon between the parties. Any balances payable are payable on demand without interest.

6. Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

7.	Risk Factors

The Company’s activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. These risks include risks associated with the mining industry, the financial markets, metals prices and foreign operations all of which are fully described in the Company’s MD&A for the year ended December 31, 2004.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

November 8, 2005

“David Cohen”
David Cohen
President and Chief Executive Officer